BROOKTROUT, INC.
250 First Avenue
Needham, Massachusetts 02494

April 3, 2003

Dear Fellow Stockholders:

Our 2003 Annual Meeting of Stockholders will be held on Wednesday, May 14, 2003 at 9:30 a.m., local time, at our corporate headquarters at 250 First Avenue, Needham, Massachusetts. Annual meetings play an important role in maintaining communications and understanding among our management, board of directors and stockholders, and I hope that you will be able to join us.

On the pages following this letter you will find the Notice of 2003 Annual Meeting of Stockholders, which lists the matters to be considered at the meeting, and the proxy statement, which describes the matters listed in the Notice. We have also enclosed our 2002 Annual Report to Stockholders.

If you are a stockholder of record, we have enclosed your proxy card, which allows you to vote on the matters considered at the meeting. Simply mark, sign and date your proxy card, and then mail the completed proxy card in the enclosed postage-paid envelope. You may attend the meeting and vote in person even if you have sent in a proxy card or submitted your proxy electronically via the Internet or by telephone.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted.

Sincerely,

/s/ ERIC R. GILER

Eric R. Giler
President

THE ABILITY TO HAVE YOUR VOTE COUNTED AT THE MEETING IS AN IMPORTANT STOCKHOLDER RIGHT, AND I HOPE YOU WILL CAST YOUR VOTE IN PERSON OR BY PROXY REGARDLESS OF THE NUMBER OF SHARES YOU HOLD.

BROOKTROUT, INC.
250 First Avenue
Needham, Massachusetts 02494

<u>NOTICE OF ANNUAL MEETING OF STOCKHOLDERS</u>

Time and Date	9:30 a.m., Eastern daylight savings time, on Wednesday, May 14, 2003
Place	Brooktrout, Inc. 250 First Avenue Needham, Massachusetts 02494
Items of Business	At the meeting, we will ask you and our other stockholders to: (1) elect one Class II director to a three-year term; (2) approve an amendment to increase the number of shares of common stock issuable under our 1992 stock purchase plan from 487,500 to 687,500; and (3) transact any other business properly presented at the meeting.
Record Date	You may vote if you were a stockholder of record at the close of business on March 20, 2003.
Proxy Voting	It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend the meeting, please mark, sign, date and promptly mail your proxy card in the enclosed postage-paid envelope. Alternatively, you may submit your proxy via the Internet or by telephone by following the directions on pages 1 and 2. You may revoke your proxy at any time prior to its exercise at the meeting. You may revoke electronic votes by using the same method as your original vote and making any changes you wish.

By Order of the Board of Directors,

/s/ DAVID W. DUEHREN

David W. Duehren
Clerk

Needham, Massachusetts
April 3, 2003

PROXY STATEMENT
FOR THE
BROOKTROUT, INC.
2003 ANNUAL MEETING OF STOCKHOLDERS

Table of Contents

INFORMATION ABOUT THE MEETING

This Proxy Statement

We have sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your proxy to vote at our 2003 Annual Meeting of Stockholders or any adjournment or postponement of the meeting. The meeting will be held at 9:30 a.m., Eastern daylight savings time, on Wednesday, May 14, 2003, at our corporate headquarters at 250 First Avenue, Needham, Massachusetts.

- *THIS PROXY STATEMENT* summarizes information about the proposals to be considered at the meeting and other information you may find useful in determining how to vote.

- *THE PROXY CARD* is the means by which you actually authorize another person to vote your shares in accordance with the instructions.

Our directors, officers and employees may solicit proxies in person or by telephone, mail, electronic mail, facsimile or telegram. We will pay the expenses of soliciting proxies, although we will not pay additional compensation to these individuals for soliciting proxies. We will request banks, brokers and other nominees holding shares for a beneficial owner to forward copies of the proxy materials to those beneficial owners and to request instructions for voting those shares. We will reimburse these banks, brokers and other nominees for their related reasonable expenses. We may also retain a proxy solicitation firm to assist in soliciting proxies. The costs of retaining such a firm would depend upon the amount and type of services rendered, but we do not expect the cost to exceed $10,000.

We are mailing this proxy statement and the enclosed proxy card to stockholders for the first time on or about April 9, 2003. In this mailing, we are including copies of our 2002 Annual Report to Stockholders.

Who May Vote

Holders of record of our common stock at the close of business on March 20, 2003 are entitled to one vote per share on each matter properly brought before the meeting. The proxy card states the number of shares you are entitled to vote.

A list of stockholders entitled to vote will be available at the meeting. In addition, you may contact our Clerk, David W. Duehren, at our offices located at 250 First Avenue, Needham, Massachusetts, to make arrangements to review a copy of the stockholder list at those offices, between the hours of 8:30 a.m. and 5:30 p.m., Eastern daylight savings time, on any business day from May 2, 2003 up to the time of the meeting.

How to Vote

You may vote your shares at the meeting in person or by proxy:

- *TO VOTE IN PERSON*, you must attend the meeting, and then complete and submit the ballot provided at the meeting.

- *TO VOTE BY PROXY*, you must do one of the following: (1) mark, sign and date the enclosed proxy card and then mail the proxy card in the enclosed postage-paid envelope or (2) submit your proxy card electronically via the Internet or by telephone, following the directions provided on the enclosed proxy card. Your proxy will be valid only if you complete and return a proxy card by mail or electronically before the meeting. By completing and returning a proxy card by mail or electronically, you will direct the designated persons to vote your shares at the meeting in the manner you specify in the proxy card. If you complete a proxy card except for the voting instructions, then the designated persons will vote your shares for the election of the nominated director and for the amendment of the 1992 stock purchase plan. If any other business properly comes before the meeting, the designated persons will have the discretion to vote your shares as they deem appropriate.

Even if you complete and return a proxy card, you may revoke it at any time before it is exercised by taking one of the following actions:

- send written notice to David W. Duehren, our Clerk, at our address as set forth in the Notice appearing before this proxy statement;

- send us another signed proxy with a later date;

- if you originally voted electronically via the Internet, log on to the Internet the same way you did originally and change your votes;

- if you originally voted electronically by telephone, call the same telephone number you dialed originally and change your votes; or

- attend the meeting, notify our Clerk that you are present, and then vote by ballot.

If your shares are held in the name of a bank, broker or other nominee holder, you will receive instructions from the holder of record explaining how your shares may be voted. Please note that, in such an event, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Quorum Required to Transact Business

At the close of business on March 20, 2003, 12,284,568 shares of our common stock were outstanding. Our by-laws require that a majority of the shares of our common stock outstanding on that date be represented, in person or by proxy, at the meeting in order to constitute the quorum we need to transact business. We will count abstentions and broker non-votes in determining whether a quorum exists. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

DISCUSSION OF PROPOSALS

Proposal One: Election of Class II Director

The first proposal on the agenda for the meeting is the election of one person to serve as a Class II director for a three-year term beginning at the meeting and ending at our 2006 Annual Meeting of Stockholders.

The board of directors currently comprises six members. Our by-laws provide that the board is to be divided into three classes serving for staggered three-year terms.

The board has, on the recommendation of its Nominating and Corporate Governance Committee, nominated W. Brooke Tunstall, the current Class II director, for re-election. **The board believes the re-election of Mr. Tunstall is in our best interests and the best interests of our stockholders, and recommends a vote FOR his re-election.** A brief biography of Mr. Tunstall as of January 31, 2003, follows. You will find information about his stock holdings on page 18.

W. Brooke Tunstall .... Mr. Tunstall has been a director since 1990. He has been President of Brooke Tunstall Associates, a consulting firm, since January 1985, and was a Senior Advisor to Mercer Management Consulting, a subsidiary of Marsh and McLennan, Inc., from November 1987 to January 1994. Mr. Tunstall is 81 years old.

We expect that Mr. Tunstall will be able to serve if elected. If he is not able to serve, proxies may be voted for a substitute nominee.

The nominee receiving the greatest number of votes cast will be elected as a Class II director. We will not count abstentions when we tabulate votes cast for the director election. Brokers have discretionary voting power with respect to director elections.

Proposal Two: Increase in Shares Issuable under 1992 Stock Purchase Plan

As of January 31, 2003, 138,835 shares of common stock remained available for purchase under our 1992 stock purchase plan. The board of directors believes that it is desirable for us to continue to provide our employees with an opportunity to acquire common stock through the purchase plan. Accordingly, subject to stockholder approval, the board has adopted an amendment to the purchase plan reserving an additional 200,000 shares for issuance under the purchase plan.

No employee has purchased any of the additional 200,000 shares of common stock that may be purchased by eligible employees under the purchase plan if the amendment to the purchase plan is approved by stockholders. Accordingly, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the purchase plan, as amended, are not determinable.

An affirmative vote of the holders of a majority of the shares of common stock voting on the matter, in person or by proxy, is necessary to approve the amendment of the purchase plan. We will not count abstentions when we tabulate votes cast with respect to the amendment. Brokers have discretionary voting power with respect to this proposal.

The board believes the amendment to the purchase plan is in our best interests and the best interests of our stockholders and recommends a vote FOR this proposal.

Description of the Purchase Plan

The following is a brief summary of the purchase plan. The following summary is qualified in its entirety by reference to the purchase plan. You can obtain a copy of the purchase plan by writing to David W. Duehren, our Clerk, at our address set forth in the Notice appearing before this proxy statement.

Purpose. The purchase plan's purpose is to provide eligible employees with opportunities to purchase shares of our common stock. The board of directors believes that the opportunity to acquire a proprietary interest in our success through the acquisition of shares of common stock pursuant to the purchase plan is

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an important aspect of our ability to attract and retain highly qualified and motivated employees. The amendment to the purchase plan will increase the total number of shares of common stock reserved under the purchase plan from 487,500 to 687,500.

Administration.   The board of directors administers the purchase plan. The board has the authority to make rules and regulations to administer the purchase plan, and its interpretations and decisions are final and conclusive. The board has delegated its authority under the purchase plan to its Compensation Committee.

Eligibility for Participation.   All employees of our company and our subsidiaries who are regularly employed for a minimum of 20 hours per week, including directors who are employees, are eligible to participate in the purchase plan. Eligible employees may elect to contribute up to 10% of their cash compensation. No employee, however, may be granted an option under the purchase plan if he or she, immediately after the option is granted, owns 5% or more of the total combined voting power or value of our common stock.

Material Terms.   We have made a series of offerings to employees to purchase common stock under the purchase plan. Each offering extends for a six-month plan period, and a new plan period begins on each January 1 or July 1, or the first business day thereafter. For each plan period, the purchase price per share of common stock equals 85% of the lower of (a) the fair market value of the common stock on the first day of the plan period and (b) the fair market value of the common stock on the last day of the plan period.

Rights under the purchase plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee. If a participating employee's employment terminates before the last business day of a plan period, no payroll deduction is taken from any pay due and owing to the employee and the balance in the employee's account is paid to the employee or, in the event of the employee's death, to the employee's designated beneficiary. If, before the last business day of a plan period, a subsidiary by which an employee is employed ceases to be a designated subsidiary of our company, or if the employee is transferred to a subsidiary that is not a designated subsidiary, the purchase plan provides that the employee has terminated employment for the purposes of the purchase plan.

U.S. Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to participation in the purchase plan and with respect to the sale of common stock acquired under the purchase plan. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Tax Consequences to Participants.   A participant will not have income upon enrolling in the purchase plan or upon purchasing stock at the end of an offering.

A participant may have both compensation income and capital gain income if the participant sells stock that was acquired under the purchase plan at a profit (if sales proceeds exceed the purchase price). The amount of each type of income will depend on when the participant sells the stock. If the participant sells the stock more than two years after the commencement of the offering during which the stock was purchased and more than one year after the date that the participant purchased the stock, then the participant will have compensation income equal to the lesser of:

- 15% of the value of the stock on the day the offering commenced; and

- the participant's profit.

Any excess profit will be long-term capital gain.

If the participant sells the stock prior to satisfying these waiting periods, then he or she will have engaged in a disqualifying disposition. Upon a disqualifying disposition, the participant will have compensation income equal to the value of the stock on the day he or she purchased the stock less the purchase price. If the participant's profit exceeds the compensation income, then the excess profit will be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

If the participant sells the stock at a loss (if sales proceeds are less than the purchase price), then the loss will be a capital loss. This capital loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to Us.   There will be no tax consequences to us except that we will be entitled to a deduction when a participant has compensation income upon a disqualifying disposition. Any such deduction will be subject to the limitations of Section 162(m) of the Internal Revenue Code.

Other Matters

The board of directors is not aware of any matters that are expected to come before the meeting other than those referred to in this proxy statement. If any other matter should properly come before the meeting, the persons named in the accompanying proxy card intend to vote the proxies in accordance with their best judgment.

The chairperson of the meeting may refuse to allow the transaction of any business not presented beforehand, or to acknowledge the nomination of any person not made, in compliance with the above procedures.

Submission of Future Stockholder Proposals

For a proposal of a stockholder to be considered at our 2004 Annual Meeting of Stockholder, it must be received in writing with appropriate documentation at our address set forth in the Notice preceding this proxy statement, not earlier than January 15, 2004 and not later than March 15, 2004. Any such proposal must include the information required by the provisions of our by-laws, a copy of which may be obtained by writing to David W. Duehren, our Clerk, at our address set forth in the Notice appearing preceding this proxy statement. Proxies solicited by the board of directors will confer discretionary voting authority with respect to these proposals, subject to the SEC's rules governing the exercise of this authority.

Under SEC rules, a stockholder who intends to present a proposal, including nomination of a director, at our 2004 Annual Meeting of Stockholders and who wishes the proposal to be included in the proxy statement for that meeting must submit the proposal in writing to David W. Duehren, our Clerk, at our address set forth in the Notice preceding this proxy statement, by no later than December 11, 2003. SEC rules set standards for the types of stockholder proposals and the information that must be provided by the stockholder making the request.

INFORMATION ABOUT CONTINUING DIRECTORS

Background Information about Directors Continuing in Office

Our Class I and Class III directors will continue in office following the meeting. The terms of our Class I directors will expire upon our 2005 Annual Meeting of Stockholders, and the terms of our Class III directors will expire upon our 2004 Annual Meeting of Stockholders. Brief biographies of these directors, as of January 31, 2003, follow. You will find information about their holdings of common stock on page 18.

Class I Directors

David L. Chapman	Mr. Chapman has served as a director since 1992. He has been the Chairman and Chief Executive Officer of NorthPoint Software Ventures, Inc., a provider of professional and financial services for the software industry, since February 1992. He was General Partner and Executive Vice President of Landmark Ventures, Inc. from March 1990 to February 1992. Mr. Chapman is 68 years old.
David W. Duehren	Mr. Duehren has served as a director and our Vice President of Research and Development, and Clerk since our inception in 1984. Mr. Duehren is 45 years old.

Class III Directors

Eric R. Giler	Mr. Giler has been a director and our President since our inception in 1984. He is a director of Netegrity, Inc., a provider of security software solutions, and of the Massachusetts Telecommunications Council. Mr. Giler is 47 years old.
Robert G. Barrett	Mr. Barrett has been a director since 1990. He has been General Partner of Financial Technology Ventures, a venture capital firm, since April 2002. From 2001 to April 2002, he was a consultant to various private venture-backed technology companies. He was General Partner of Battery Ventures, LP, a venture capital firm, from 1983 to 2001. He is a director of Corillian Corporation, a provider of software for Internet-based financial services; and Peerless Systems Corporation, a provider of software-based imaging and networking technology. Mr. Barrett is 58 years old.

No director is related by blood, marriage or adoption to any other director or any executive officer. No executive officer, or any associate of an executive officer, is a party adverse to us or any of our subsidiaries in any material proceeding or has any material interest adverse to us or any of our subsidiaries. No executive officer is related by blood, marriage or adoption to any director or any other executive officer.

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INFORMATION ABOUT CORPORATE GOVERNANCE

General

We believe that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. During the past year, we have been reviewing our corporate governance policies and practices and comparing them to those suggested by various authorities in corporate governance and the practices of other public companies. We have also been reviewing the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the SEC, and the proposed new listing standards of the Nasdaq National Market.

Based on this review, the board of directors has taken steps to implement voluntarily many of the proposed new rules and listing standards. In particular, it has:

- constituted a Nominating and Corporate Governance Committee;

- amended and restated the Audit Committee Charter;

- adopted a Compensation Committee Charter;

- adopted a Nominating and Corporate Governance Committee Charter; and

- adopted a Code of Business Conduct and Ethics.

Board and Committees

The board of directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The board's primary responsibility is to oversee the management of the company and, in so doing, serve the best interests of the company and its stockholders. The board selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Management keeps the directors informed of its activities through regular written reports and presentations at board and committee meetings.

The board met four times during 2002. The board has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. All of the directors attended 75% or more of the meetings of the board and of any committees thereof on which they served in 2002.

Audit Committee

The Audit Committee consists of Messrs. Barrett, Chapman and Tunstall. The Audit Committee is responsible for appointing, evaluating and, when necessary, terminating the independent auditor; for setting the compensation of the independent auditor; pre-approving all audit and non-audit services; overseeing the independent auditor, including resolution of disagreements between our management and independent auditor regarding financial reporting; reviewing and discussing with our management and independent auditor our annual and quarterly financial statements; overseeing our internal accounting controls and our disclosure controls and procedures; and reviewing all related party transactions. The Audit Committee met eight times during 2002. The board of directors recently adopted an Amended and Restated Audit Committee Charter, a copy of which is attached as Appendix A to this proxy statement.

Compensation Committee

The Compensation Committee consists of Messrs. Barrett and Chapman. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our President; reviewing and approving executive officer compensation, including salary, bonus and incentive compensation levels, and other forms of executive officer compensation; periodically reviewing and making recommendations to the board with respect to incentive-compensation plans and equity-based plans; periodically reviewing and making recommendations to the board with respect to director compensation; administering our stock option and stock purchase plans; and reviewing general policy matters relating to compensation and benefits of our employees. The Compensation Committee met six times in 2002. The board recently adopted a Compensation Committee Charter establishing the powers and responsibilities of the Compensation Committee.

Nominating and Corporate Governance Committee

The board of directors established the Nominating and Corporate Governance Committee in December 2002. The Nominating and Corporate Governance Committee consists of Messrs. Chapman and Tunstall. The Nominating and Corporate Governance Committee recommends to the board nominees to fill vacancies on the board as they occur and recommends candidates for election as directors at Annual Meetings of Stockholders. The Nominating Committee will consider for nomination to the board candidates suggested by the stockholders, provided that such recommendations are delivered to us, with an appropriate biographical summary, no later than the deadline for submission of stockholder proposals. See "Submission of Future Stockholder Proposals." The Nominating and Corporate Governance Committee is also responsible for recommending to the board the directors to be appointed to each board committee; assisting the board with long-term succession planning; serving as the Qualified Legal Compliance Committee for purposes of Section 307 of the Sarbanes-Oxley Act of 2002; recommending to the board governance policies and practices; and overseeing our Code of Business Conduct and Ethics, Disclosure Policy and Securities Trading Policy. The board has adopted a Nominating and Corporate Governance Committee Charter establishing the powers and responsibilities of the Nominating and Corporate Governance Committee.

Compensation of Directors

Each non-employee director receives an annual fee of $10,000, plus $1,250 for each board of directors or committee meeting attended. Non-employee directors are also eligible to receive stock options under our stock option plans. In 2002, Messrs. Barrett, Chapman and Tunstall each received grants of stock options for 15,000, 30,000 and 24,375 shares, respectively, which options have an exercise price equal to $6.23 per share, the closing price of the common stock as reported by Nasdaq on May 9, 2002, the date of grant.

Any director who is also our employee receives no additional compensation for serving as a director.

Equity Compensation Plan Information

The following table provides information as of December 31, 2002 about the securities authorized for issuance under our equity compensation plans, consisting of our 1992 stock incentive plan, 1999 stock incentive plan, 2001 stock option and incentive plan, and 1992 stock purchase plan.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans, Excluding Securities Reflected in Column (a)
Equity compensation plans approved by stockholders	2,469,032	$ 9.79	1,757,054
Equity compensation plans not approved by stockholders	1,076,861	13.75	219,681
Total	3,545,893	$10.99	1,976,735

Audit Committee Report

The Audit Committee of the board of directors, which consists entirely of directors who meet the independence and experience requirements of the Nasdaq National Market, has furnished the following report:

The Audit Committee assists the board of directors in overseeing and monitoring the integrity of Brooktrout's financial statements and financial reporting process, Brooktrout's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the quality of Brooktrout's internal and external audit processes. The roles and responsibilities of the Audit Committee are set forth in a written Amended and Restated Charter adopted by the board, which is attached as Appendix A to this proxy statement. The Audit Committee reviews and reassesses its charter annually and recommends any changes to the board for approval. The Audit Committee is responsible for overseeing Brooktrout's overall financial reporting process.

In fulfilling its responsibilities for the financial statements for fiscal 2002, the Audit Committee took the following actions:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2002 with management and Deloitte & Touche LLP, Brooktrout's independent auditors;

- discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, which requires the auditors to ensure that the Audit Committee received information regarding the scope and results of the audit; and

- received written disclosures and the letter from Deloitte & Touche LLP regarding its independence as required by Independence Standards Board Standard No. 1, and further discussed with Deloitte & Touche LLP their independence.

The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the Audit Committee determined appropriate.

Based on the Audit Committee's review of the audited financial statements and discussions with management and Deloitte & Touche LLP, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Brooktrout's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the SEC.


AUDIT COMMITTEE

Robert G. Barrett
David L. Chapman
W. Brooke Tunstall


Independent Auditors

Our board of directors, upon the recommendation of its Audit Committee, selected Deloitte & Touche LLP to serve as our independent auditors for the year ending December 31, 2003. Deloitte & Touche has served as our independent auditors since 1984. We expect that representatives of Deloitte & Touche will be present at the meeting to answer appropriate questions. They will have the opportunity to make a statement if they desire to do so.

Independent Auditor Fees and Other Matters

Audit Fees

We incurred audit fees totaling approximately $224,000 for professional services rendered in connection with Deloitte & Touche LLP's audit of our annual financial statements for the fiscal year ended December 31, 2002 and for the review of our Quarterly Reports on Form 10-Q during the fiscal year ended December 31, 2002. We incurred audit fees totaling approximately $178,000 for professional services rendered in connection with Deloitte & Touche's audit of our annual financial statements for the fiscal year ended December 31, 2001 and for the review of our Quarterly Reports on Form 10-Q during the fiscal year ended December 31, 2001.

Audit-Related Fees

We incurred audit-related fees totaling approximately $44,000 for Deloitte & Touche LLP's services reasonably related to the audit of our financial statements for the fiscal year ended December 31, 2002, and approximately $84,000 for Deloitte & Touche's services reasonably related to the audit of our financial statements for the fiscal year ended December 31, 2001. In both years, the services comprising these fees included statutory audits for international subsidiaries, the audit of our 401(k) plan, and services in connection with financial accounting and/or reporting standards required to meet regulatory requirements.

Financial Information Systems Design and Implementation Fees

Deloitte & Touche LLP did not render to us or to our affiliates any professional services for the year ended December 31, 2002 or the year ended December 31, 2001 in connection with financial information systems design or implementation, the operation of our information systems, or the management of our local area network.

Tax Fees

We incurred tax fees totaling approximately $389,000 for Deloitte & Touche LLP's professional services rendered in connection with domestic and international tax compliance, tax advice, and tax planning for the fiscal year ended December 31, 2002, and approximately $388,000 for these same services for the fiscal year ended December 31, 2001.

All Other Fees

We incurred fees, other than those reported above, totaling approximately $19,000 for Deloitte & Touche LLP's mergers and acquisition due diligence services during the fiscal year ended December 31, 2002, and approximately $10,000 for their services in connection with a compensation analysis during the fiscal year ended December 31, 2001.

Leased Employees

In connection with its engagement to audit our financial statements for the years ended December 31, 2002 and 2001, Deloitte & Touche LLP has informed us that no work was performed by persons other than its full-time, permanent employees.

Related-Party Transactions

The board of directors believes that ownership of our common stock by our executive officers aligns the interests of the executive officers with the interests of our stockholders. To further the goal of aligning the interests of the executive officers with the interests of our stockholders, the board on March 3, 2000 approved, and we instituted, a loan program. Pursuant to this loan program, we could lend amounts to or on behalf of certain of our executive officers to finance an executive officer's payment of the exercise price of one or more outstanding stock options to purchase shares of our common stock.

In March 2000, we made loans to Messrs. Giler, Duehren, Leahy, O'Brien and Sirota under this loan program. Mr. Giler received a loan in the principal amount of $3,470,357 to purchase 255,143 shares of common stock, of which the entire amount was outstanding as of December 31, 2002. Mr. Duehren received a loan in the principal amount of $2,000,553 to purchase 130,315 shares of common stock, of which the entire amount was outstanding as of December 31, 2002. Mr. Leahy received a loan in the principal amount of $2,127,716 to purchase 148,268 shares of common stock, of which the entire amount was outstanding as of December 31, 2002. Mr. O'Brien received a loan in the principal amount of $2,180,880 to purchase 156,680 shares of common stock, of which $2,104,920 was outstanding as of December 31, 2002. Mr. Sirota received a loan in the principal amount of $2,011,626 to purchase 132,067 shares of common stock, of which the entire amount was outstanding as of December 31, 2002.

In connection with these loans, each of the executive officers executed a nonrecourse promissory note in the amount of his loan and a related security agreement. These promissory notes do not bear interest.

Each promissory note becomes due and payable in full no later than the expiration of the remaining term of the option exercised in connection with the loan, and each provides for automatic repayment upon the sale of the common stock that is the subject of the loan or within 90 days following the termination of the executive officer's employment with us. The shares of common stock purchased in connection with a loan are pledged as collateral for the related promissory note.

We have not made any loans under this program since March 2000, and no amendments have been made to the terms of any of the outstanding loans since they were made in March 2000.

INFORMATION ABOUT EXECUTIVE COMPENSATION

Summary Compensation

Compensation Earned

The following table summarizes the compensation earned during 2002, 2001 and 2000 by Eric R. Giler, our chief executive officer, and our five other most highly compensated executive officers who were serving as executive officers on December 31, 2002. We refer to these six individuals as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary($)	Annual Compensation Bonus($)	Long-Term Compensation Securities Underlying Options(#)	All Other Compensation($)
Eric R. Giler..........................	2002	$350,000	$ 88,847	166,300	$ 2,750
President	2001	350,000	129,975	90,000	2,550
	2000	350,000	265,165	—	2,950
David W. Duehren....................	2002	202,000	34,687	23,500	2,500
Vice President of Research	2001	202,000	58,050	35,000	2,500
and Development, and Clerk	2000	202,000	116,512	—	2,916
Robert C. Leahy......................	2002	233,000	56,845	45,500	3,000
Vice President of Finance and	2001	233,000	79,250	65,000	2,550
Operations, and Treasurer	2000	233,000	152,671	—	2,950
John W. Ison	2002	210,000	26,845	39,000	2,750
Vice President of Product	2001	210,000	69,263	65,000	2,550
Management	2000	180,000	85,823	—	2,908
R. Andrew O'Brien	2002	210,000	46,845	39,000	2,750
Vice President of Business	2001	210,000	78,725	65,000	2,550
Development	2000	210,000	132,582	—	2,950
Jonathan J. Sirota	2002	211,000	31,107	20,000	3,000
Vice President	2001	211,000	46,950	10,000	2,550
	2000	211,000	140,138	—	2,901

The amounts reflected as "Other Annual Compensation" consist of matching contributions we made pursuant to our 401(k) plan. In 2000, these amounts included an additional two months of matching contributions as the result of our conversion of the 401(k) plan to a calendar year plan in late 1999.

Option Grants

The following table summarizes our grants of options to purchase shares of our common stock to the named executive officers during 2002.

Stock Options Granted During 2002

Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price($/Share)	Expiration Date	Grant Date Present Value($)
Eric R. Giler	166,300	26.1%	$4.50	6/19/2012	$444,021
David W. Duehren ..	23,500	3.7	4.50	6/19/2012	62,745
Robert C. Leahy	45,500	7.1	4.50	6/19/2012	121,485
John W. Ison.......	39,000	6.1	4.50	6/19/2012	104,130
R. Andrew O'Brien..	39,000	6.1	4.50	6/19/2012	104,130
Jonathan J. Sirota ...	20,000	3.1	4.50	6/19/2012	53,400

Each option included in the preceding table has an exercise price per share equal to the fair market value per share of our common stock on the date of grant. The vesting of shares under these options occurs in four equal annual installments, beginning on June 19, 2002, the date of grant.

The amounts reflected as "Grant Date Present Value" are determined using the Black-Scholes option pricing model. The material assumptions and adjustments incorporated in the Black-Scholes option pricing model in estimating the grant date present values include: (a) an exercise price as indicated in the table above; (b) options are exercised at the end of a 4.3 year period; (c) a 4.3% risk-free interest rate, representing the interest rate on U.S. Treasury securities with maturity dates of five years, as of the date of grant; and (d) volatility of approximately 65% calculated using daily stock prices from October 1992 to the date of grant. The ultimate value of the options will depend on the future market price of the common stock, which cannot be forecast with reasonable accuracy. The actual value an optionee will realize upon exercise of an option will depend on the excess of the market value of the common stock on the date the option is exercised over the exercise price.

Option Exercises and Holdings

The following table sets forth information regarding the number and value of unexercised options held by each of the named executive officers as of December 31, 2002. None of the named executive officers exercised any options in 2002.

Total Option Year-End Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-The-Money Options at Fiscal Year End ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Eric R. Giler	129,700	169,725	$33,260	$99,780
David W. Duehren	85,100	35,125	4,700	14,100
Robert C. Leahy	113,107	66,625	9,100	27,300
John W. Ison	72,250	81,750	7,800	23,400
R. Andrew O'Brien	131,920	61,750	7,800	23,400
Jonathan J. Sirota	33,888	20,000	4,000	12,000

The amounts reflected as "Value of Unexercised In-The-Money Options at Year End" are determined by multiplying the number of shares underlying an option by the difference between $5.30, the last reported per share sale price of our common stock on December 31, 2002, and the per share option exercise price.

Compensation Committee Report

The Compensation Committee of the board of directors, which consists entirely of directors who are not officers or employees of Brooktrout or of any of our affiliates, meet the independence and experience requirements of the Nasdaq National Market, has furnished the following report:

The Compensation Committee's executive compensation philosophy, which is intended to apply to all senior management (including the President), is to provide a balanced compensation package while recognizing Brooktrout's particular needs. The Compensation Committee seeks to establish competitive levels of compensation, integrate management's pay with the achievement of Brooktrout's performance goals, and assist Brooktrout in attracting and retaining qualified management. With this philosophy in mind, Brooktrout has developed and implemented compensation policies, plans and programs that seek to closely align the financial interests of senior management of Brooktrout with those of the stockholders of Brooktrout and to provide management additional incentive to enhance the sales growth and profitability of Brooktrout, and, thus, stockholder value.

Members of senior management of Brooktrout are being compensated substantially in accordance with the terms of the Management Compensation Plan, which was established in 1991 and has been updated annually thereafter. The three components of the Management Compensation Plan are base salary, cash bonuses and incentive stock awards.

Base Salary

Brooktrout sets base salary levels for senior management each year based on a number of factors, including the status of the competitive marketplace for such positions (including a comparison of base salaries for comparable positions at comparable companies within Brooktrout's industry), the responsibilities of the position, and the experience and knowledge of the individual. Base salary comparisons are based on a number of industry compensation surveys that are available to the Compensation Committee. Companies included in these surveys include a number of companies that are included in the published industry index shown in the performance comparison on page 21, but also include some companies that are private or are traded in markets other than the Nasdaq National Market. The Compensation Committee selected the surveys used in the base salary comparison on the basis of availability and general comparability of the included companies to Brooktrout. The Compensation Committee has attempted to fix base salaries on a basis generally in line with base salary levels for comparable companies.

Cash Bonuses

The Management Compensation Plan establishes criteria for awarding cash bonuses to Brooktrout's executive officers based on a percentage of each such officer's base salary and consists of up to three components, weighted differently for different executives: the achievement of Brooktrout's sales goals; Brooktrout's stock price appreciation; and departmental/organizational goals (collectively, the "Bonus Goals"). The Management Compensation Plan bonus levels for 2002 were established by the Compensation Committee at levels that would make available bonuses a significant part of the total compensation package if Bonus Goals were met, in order that the cash bonus component would act as a substantial performance incentive. The departmental/organizational goal components of the cash bonuses are paid on a quarterly basis. The sales component of the cash bonuses is proportionally accrued upon achievement of such goals and is paid quarterly. The stock appreciation component of the cash bonuses is paid quarterly. An additional bonus, based on a percentage of the available bonus, is paid for each percentage point by which sales and/or stock price appreciation exceed 100% of the Bonus Goals.

Incentive Stock Awards

During each fiscal year, the Compensation Committee may consider granting senior executives awards under Brooktrout's stock option plans. These awards are based on various factors, including both corporate and individual performance during the preceding year and incentives to reach certain goals during future years. In 2002, the Compensation Committee, upon the recommendation of a third party compensation consulting firm, awarded stock options to the named executive officers, which options have an exercise price equal to $4.50 per share, the closing price of the common stock as reported by Nasdaq on June 19, 2002, the date of grant. The vesting of these shares occurs in four equal annual installments, beginning on the date of grant.

The Compensation Committee also administers the 1992 stock purchase plan. During fiscal 2002, Messrs. Ison and Sirota were the only named executive officers who purchased common stock under the 1992 stock purchase plan.

Compensation of the President

The Compensation Committee determined the compensation of Mr. Giler, the President of Brooktrout, for fiscal 2002 substantially in accordance with the Management Compensation Plan, which is more particularly described in the foregoing section of this report. Mr. Giler's base salary was fixed at a level designed to be comparable to the salary of the presidents at similarly situated companies. The cash bonus available to be paid to Mr. Giler under the Management Compensation Plan was based upon and determined by Brooktrout's sales goals, Brooktrout's stock price appreciation and organizational goals, and consideration of the actual financial performance of Brooktrout relative to the Management Compensation Plan and to historical performance in accordance with the rules and procedures described above.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986 and the regulations thereunder places a limit on the tax deduction for compensation in excess of $1,000,000 paid to certain "covered employees" of a publicly held corporation. These covered employees generally consist of a corporation's chief executive officer and its next four most highly compensated executive officers in the year that the compensation is paid. The Compensation Committee's policy with respect to Section 162(m) is to make reasonable efforts to ensure that compensation is deductible to the extent permitted, while simultaneously providing Brooktrout's executive officers with appropriate rewards for their performance. Brooktrout did not pay any compensation during 2002 that was subject to Section 162(m).


COMPENSATION COMMITTEE

Robert G. Barrett
David L. Chapman


Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a director or member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or Compensation Committee.

None of the current members of our Compensation Committee has ever been an officer or employee of Brooktrout or any of our subsidiaries. Mr. Giler, our President, served on the Compensation Committee during fiscal year 2002. In 2000, we loaned Mr. Giler a total of $3,470,357 to purchase 255,143 shares of our common stock. The entire principal amount of the loan continued to be outstanding as of December 31, 2002. For additional information about this loan, see "Related-Party Transactions."

OTHER MATTERS

Information About Stock Ownership

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2003 for:

- each person, entity or group of affiliated persons or entities known by us to beneficially own more than 5% of our outstanding common stock;

- each of our named executive officers and directors (one of whom is nominated for re-election); and

- all of our executive officers and directors as a group.

Name and Address of Beneficial Owner	Outstanding Shares	Shares Acquirable Within 60 Days	Total Beneficial Ownership	Percent of Class
FMR Corp. .... 82 Devonshire Street Boston, Massachusetts 02109	1,242,600	—	1,242,600	10.1%
Kennedy Capital Management, Inc. .... 10829 Olive Boulevard St. Louis, Missouri 63141	1,094,900	—	1,094,900	8.9
Royce & Associates, LLC .... 1414 Avenue of the Americas New York, New York 10019	868,800	—	868,800	7.1
Dimensional Fund Advisors Inc. .... 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	840,559	—	840,559	6.9
Eric R. Giler	555,270	152,200	707,470	5.7
Coghill Capital Management, LLC .... One North Wacker Drive, Suite 4725 Chicago, Illinois 60606	689,392	—	689,392	5.6
David W. Duehren	482,074	93,850	575,924	4.7
Robert C. Leahy	203,180	129,357	332,537	2.7
R. Andrew O'Brien	142,385	127,732	270,117	2.2
Jonathan J. Sirota	184,850	36,388	221,238	1.8
John W. Ison	2,989	88,500	91,489	*
W. Brooke Tunstall	7,125	53,335	60,460	*
Robert G. Barrett	9,750	42,241	51,991	*
David L. Chapman	54	42,083	42,137	*
All directors and executive officers as a group (12 persons)	1,591,229	862,052	2,453,281	18.7

* Represents less than 1% of outstanding shares of common stock.

As of January 31, 2003, there were 12,279,176 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. To calculate a stockholder's percentage of beneficial ownership, we include in the numerator and denominator those shares underlying options beneficially owned by that stockholder that are vested or that will vest within 60 days of January 31, 2003. Options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable community property laws. The address of our officers and directors is in care of Brooktrout, Inc., 250 First Avenue, Needham, Massachusetts 02494.

Information regarding the shares beneficially owned by FMR Corp. is based on the most recent Schedule 13G/A of such firm received by us, which reported ownership as of March 31, 2002. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of these shares as a result of acting as investment adviser to Fidelity Low Priced Stock Fund, which directly owns these shares. Each of (1) Edward C. Johnson 3d, Chairman of FMR Corp., (2) FMR Corp., through its control of Fidelity Management & Research Company, and (3) Fidelity Low Priced Stock Fund has the power to dispose of these shares. Neither Mr. Johnson nor FMR Corp. has the sole power to vote the shares owned directly by Fidelity Low Priced Stock Fund, which power resides with the fund's Board of Trustees.

Information regarding the shares beneficially owned by Kennedy Capital Management, Inc. is based on the most recent Schedule 13G/A of such firm received by us, which reported ownership as of December 31, 2002.

Information regarding the shares beneficially owned by Royce & Associates, LLC is based on the most recent Schedule 13G of such firm received by us, which reported ownership as of December 31, 2002.

Information regarding the shares beneficially owned by Dimensional Fund Advisors Inc. is based on the most recent Schedule 13G of such firm received by us, which reported ownership as of December 31, 2002. Dimensional Fund Advisors Inc. acts as investment advisor to four investment companies and investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts directly own the reported shares of Brooktrout. In its role as investment advisor or manager, Dimensional Fund Advisors Inc. possesses voting and/or investment power over these shares, and may be deemed to be the beneficial owner of these shares. Dimensional Fund Advisors Inc. disclaims beneficial ownership of these shares.

Outstanding shares beneficially owned by Mr. Giler include 212,092 shares held jointly with his wife and 675 shares held by his minor children. Mr. Giler disclaims beneficial ownership of the 675 shares held by his minor children.

Information regarding the shares beneficially owned by Coghill Capital Management, LLC is based on the most recent Schedule 13G/A of such firm received by us, which reported ownership as of December 31, 2002. Coghill Capital Management, L.L.C. serves as the investment manager of CCM Master Fund, Ltd. Clint D. Coghill is the managing member of Coghill Capital Management, L.L.C. Clint D. Coghill, Coghill Capital Management, L.L.C. and CCM Master Fund, Ltd. all have shared voting and investment power over these shares. Clint D. Coghill, Coghill Capital Management, L.L.C. and CCM Master Fund, Ltd. disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

Outstanding shares beneficially owned by Mr. O'Brien include 705 shares held jointly with his wife.

Outstanding shares beneficially owned by Mr. Sirota include 450 shares held by his wife, as to which he disclaims beneficial ownership.

Outstanding shares beneficially owned by Mr. Tunstall include 1,125 shares held by his wife, as to which he disclaims beneficial ownership.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock for the period from December 31, 1997 to December 31, 2002 with the cumulative total return of the Nasdaq Total Return Index, or Nasdaq Index, and the Nasdaq Computer & Data Processing Services Stocks Total Return Index, or Nasdaq Computer Index. This chart assumes an investment of $100 on December 31, 1997 in each of our common stock, the stocks comprising the Nasdaq Index and the stocks comprising the Nasdaq Computer Index and assumes the reinvestment of any dividends.

Our common stock is listed for trading on the Nasdaq National Market under the symbol "BRKT." The Nasdaq Index tracks the aggregate price performance of all domestic equity securities traded on the Nasdaq National Market and the Nasdaq SmallCap Market. Information used in preparing the chart was obtained from the Center for Research in Security Prices and Nasdaq. While be believe these sources to be reliable, we are not responsible for any errors or omissions in that information.



	Brooktrout, Inc.	Nasdaq Index	Nasdaq Computer Index
12/31/97.	100.00	100.00	100.00
12/31/98.	148.00	141.00	178.00
12/31/99.	161.00	261.00	392.00
12/29/00.	82.00	157.00	181.00
12/31/01.	56.00	125.00	145.00
12/31/02.	46.00	86.00	100.00

Section 16(a) Beneficial Ownership Reporting Compliance

Directors, executive officers and beneficial owners of more than ten percent of our common stock are required by Section 16(a) of the Securities Exchange Act to file reports with the SEC detailing their beneficial ownership of our common stock and reporting changes in such beneficial ownership. We are required to disclose any late filings of such reports. To our knowledge, based solely on review of copies of reports furnished to us, all Section 16(a) filing requirements during 2002 were complied with on a timely basis.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement and our 2002 Annual Report to Stockholders may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you call, write or e-mail us at:

> Brooktrout, Inc.
> 250 First Avenue
> Needham, Massachusetts 02494
> Attn: David W. Duehren, Clerk
> (781) 449-4100
> *dduehren@brooktrout.com*

If you want to receive separate copies of our proxy statements and annual reports to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address, phone number or e-mail address.

APPENDIX A

BROOKTROUT, INC.

AMENDED AND RESTATED AUDIT COMMITTEE CHARTER

A. Purpose

The purpose of the Audit Committee is to assist the Board of Directors' oversight of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and
- the performance of the Company's internal audit function and independent auditors.

B. Structure and Membership

1. <u>Number</u>. The Audit Committee shall consist of at least three members of the Board of Directors.

2. <u>Independence</u>. Except as otherwise permitted by the applicable rules of The Nasdaq Stock Market and Section 301 of the Sarbanes-Oxley Act of 2002 (and the applicable rules thereunder), each member of the Audit Committee shall be "independent" as defined by such rules and Act.

3. <u>Financial Literacy</u>. Each member of the Audit Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. All members of the Audit Committee shall participate in continuing education programs as set forth in the rules developed by the Nasdaq Listing and Hearings Review Council.

4. <u>Chair</u>. Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

5. <u>Compensation</u>. The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive any consulting, advisory or other compensation from the Company other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

6. <u>Selection and Removal</u>. Members of the Audit Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

C. Authority and Responsibilities

General

The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

Oversight of Independent Auditors

1. <u>Selection</u>. The Audit Committee shall be solely and directly responsible for appointing, evaluating and, when necessary, terminating the independent auditor. The Audit Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.

2. <u>Independence</u>. The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the independent auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee shall actively engage in dialogue with the independent auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

3. <u>Compensation</u>. The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

4. <u>Preapproval of Services</u>. The Audit Committee shall preapprove all audit services, which may entail providing comfort letters in connection with securities underwritings, and non-audit services (other than de minimus non-audit services as defined by the Sarbanes-Oxley Act of 2002 and the applicable rules thereunder) to be provided to the Company by the independent auditor. The Audit Committee shall cause the Company to disclose in its SEC periodic reports the approval by the Audit Committee of any non-audit services to be performed by the independent auditor.

5. <u>Oversight</u>. The independent auditor shall report directly to the Audit Committee and the Audit Committee shall have sole and direct responsibility for overseeing the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate obtain and review the reports required to be made by the independent auditor pursuant to paragraph (k) of Section 10A of the Securities Exchange Act of 1934 regarding:

- critical accounting policies and practices;

- alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

- other material written communications between the independent auditor and Company management.

Review of Audited Financial Statements

6. <u>Discussion of Audited Financial Statements</u>.   The Audit Committee shall review and discuss with the Company's management and independent auditor the Company's audited financial statements, including the matters about which Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) requires discussion.

7. <u>Recommendation to Board Regarding Financial Statements</u>.   The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K.

8. <u>Audit Committee Report</u>.   The Audit Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 306 of Regulation S-K.

Review of Other Financial Disclosures

9. <u>Independent Auditor Review of Interim Financial Statements</u>.   The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by Statement on Auditing Standards Nos. 61, 71 and 90. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose interim financial information prior to completion of the independent auditor's review of interim financial information.

10. <u>Earnings Releases and Other Financial Information</u>.   The Audit Committee shall review and discuss generally the types of information to be disclosed in the Company's earnings press releases (including any use of non-GAAP financial measures), as well as in financial information and earnings guidance provided to analysts, rating agencies and others.

- The Audit Committee's responsibility to discuss earnings releases as well as financial information and earnings guidance may be discharged generally (*i.e.*, discussion of the types of information to be disclosed and the type of presentation to be made). The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance. The Audit Committee (or at least its Chair) shall, however, endeavor to review earnings releases prior to issuance.

- The Audit Committee shall discuss the results of SAS 71 reviews performed by the independent auditor.

- The Audit Committee shall review and discuss other transactions or matters that will have a material impact on the Company's financial results, including acquisitions, divestitures, or significant litigation, that are brought before the Audit Committee by management or the independent auditor.

11. <u>Quarterly Financial Statements</u>.   The Audit Committee shall discuss with the Company's management and independent auditor the Company's quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Controls and Procedures

12. <u>Oversight</u>. The Audit Committee shall coordinate the Board of Director's oversight of the Company's internal accounting controls and the Company's disclosure controls and procedures. The Audit Committee shall receive and review the reports of the CEO and CFO required by Section 302 of the Sarbanes-Oxley Act of 2002 (and the applicable rules thereunder) and Rule 13a-14 of the Exchange Act. The Audit Committee shall review the reports on internal accounting controls contemplated by Sections 103 and 404 of the Sarbanes-Oxley Act.

13. <u>Procedures for Complaints</u>. The Audit Committee shall establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

14. <u>Related-Party Transactions</u>. The Audit Committee shall review all related party transactions on an ongoing basis and all such transactions must be approved by the Audit Committee.

15. <u>Additional Powers</u>. The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

D. Procedures and Administration

1. <u>Meetings</u>. As often as it deems necessary, the Audit Committee shall (a) meet in order to perform its responsibilities and (b) meet separately with: (i) the independent auditor, (ii) Company management and (iii) the Company's internal auditor. The Audit Committee shall keep such records of its meetings as it shall deem appropriate.

2. <u>Subcommittees</u>. The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member) as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to preapprove audit or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

3. <u>Reports to Board</u>. The Audit Committee shall report regularly to the Board of Directors.

4. <u>Charter</u>. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

5. <u>Independent Advisors</u>. The Audit Committee shall have the authority to engage and determine funding for such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

6. <u>Investigations</u>. The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.